Mark C. Lee
Tel (916) 442-1111
Fax (916) 448-1709
leema@gtlaw.com

December 15, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert S. Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 3 to Form 10-K for Fiscal Year Ended March 31, 2011
Filed December 2, 2011
Amendment No. 3 to Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed December 2, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced Form 10-K/A and Form 10-Q/A by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended March 31, 2011

Financial Statements

Note 15 Subsequent Event, page F-30

Corporate re-organization & Intended Disposal of XYT

1.	SEC Comment: We note your response to prior comment 5 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-K.

Company Response: As previously noted in the Company’s Response Letter dated December 2, 2011, the Company respectfully informs the Staff that upon careful review by the management and the Board, the Company will not be pursuing the contemplated re-organization.  The Company has come to this decision because despite earlier assurances, the consulting group that proposed the re-organization has failed to provide the Company adequate legal opinions that would facilitate the re-organization and an acceptable method for the quick transfer of funds from China to Hong Kong.  As such the Board has resolved to forgo pursuing the re-organization, and the Company will undertake  the necessary steps to unwind the re-organization.

GREENBERG TRAURIG, LLP■ATTORNEYS AT LAW■WWW.GTLAW.COM
1201 K Street, Suite 1100■Sacramento, California 95814■Tel 916.442.1111■Fax 916.448.1709

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2011

As the impact of forgoing and unwinding the re-organization does not constitute an error in the financial statements, is immaterial to the Company’s financial statements, particularly its sales and assets, and constitutes only an 8.5% tax differential with respect to the Company’s income, the Company does not believe it will be necessary to amend the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 and subsequent applicable Quarterly Reports, including the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.  Further, please note that as disclosed in both Note 15 to the Company’s Amendment No. 3 to Annual Report on Form 10-K/A filed December 2, 2011, and in both Note 18 and on page 27 of the Company’s Amendment No. 3 to Quarterly Report on Form 10-Q/A filed December 2, 2011, the Company used the term “initiated” in its explanation of the proposed re-organization clarifying that the proposed re-organization had begun but had not been completed.

2.	SEC Comment: We note your response to prior comment 6 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-K.

Company Response:  As previously noted in the Company’s Response Letter dated December 2, 2011, the Company respectfully informs the Staff that pursuant to the Company’s decision to forgo the re-organization, the prior statement that the re-organization “will save the [c]ompany tens of millions of dollars in taxes over the next 5 years alone” is no longer relevant.  However, the basis for considering the re-organization was to take advantage of significantly lower corporate tax rates in Hong Kong vis-a-vis China and that Hong Kong, unlike China, has no value added tax.

As noted in the Company’s response to Comment No. 1 above, the Company respectfully informs the Staff that it does not believe it will be necessary to amend the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 and subsequent applicable Quarterly Reports.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 18 Subsequent Event, page 25

3.	SEC Comment: We note your response to prior comment 5 from our letter dated November 17, 2011. We await your corrected and updated disclosures in the amended Form 10-Q.

Company Response: As noted above in the Company’s response to Comment No. 1, which is hereby incorporated by reference, the Company respectfully informs the Staff that it does not believe it will be necessary to amend the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 as the impact resulting from forgoing and unwinding the re-organization does not constitute an error in the financial statements, is immaterial to the Company’s financial statements, particularly its sales and assets, and constitutes only an 8.5% tax differential with respect to the Company’s income.

GREENBERG TRAURIG, LLP

 Securities and Exchange Commission
Division of Corporation Finance
December 15, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C. Lee Mark C. Lee Shareholder

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
December 15, 2011

ACKNOWLEDGEMENT

In connection with First China Pharmaceutical Group, Inc.’s (the “Company”) letter dated December 15, 2011 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang
Zhen Jiang Wang, Chief Executive Officer

GREENBERG TRAURIG, LLP